Eligible Investors

The HIT is an open-end investment company registered with the Securities and Exchange Commission (SEC). Units in the HIT may be purchased by two types of entities — Labor Organizations and Eligible Pension Plans. See the Prospectus for additional information. Defined contribution plan investors can also access the benefits of the HIT through the AFL-CIO Housing Investment Trust Daily Valued Fund (HIT-DVF).

Pension Plans

●	Pension plans which have beneficiaries who are represented by a Labor Organization, including trustee-directed annuity or supplemental plans, and the following:

○	Taft-Hartley pension plans
○	Governmental plans with some union beneficiaries
○	Master trusts (such as collective investment trusts (CITs)) that hold assets of at least one such pension plan or governmental plan.

Labor Organizations

●	Organizations in which employees participate that deal with employers concerning terms or conditions of employment
●	Any employee benefit plan that benefits the members a Labor Organization, such as:

○	Health and Welfare funds
○	Voluntary employee beneficiary associations(VEBA)
○	General funds
○	Other funds, such as strike funds, market recovery funds, labor management cooperation committees